Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 04/15/19	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon (Name) SVP, Deputy General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7154 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 04/15/19 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon SVP, Deputy General Counsel (Printed Name and Title)

Subscribed and sworn before me this 15th day of April (Month), 2019 (Year) by [signature] (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19

Cboe

April 15, 2019

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe Exchange, Inc. (or the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Anders Franzon
SVP, Deputy General Counsel

Enclosures

[1] See Attachment for a comprehensive list of updates to Exhibit F

Cboe

Attachment

Summary of change(s) made to Exhibit F:

- New Forms:
  - Global Trading Hours (GTH) Login Request Form
  - Global Trading Hours (GTH) Clearing Trading Permit Holder Connectivity Gurantee for Login Access
  - Global Trading Hours (GTH) Market Maker Letter of Gurantee

- Updated Forms:
  - Global Trading Hours (GTH) Acronym/Login Activation/Termination – **Changes:** Replaced Extended with Global, replaced ETH with GTH, replaced Registration with Membership, and Signature block
  - Global Trading Hours (GTH) Trading Permit & Bandwidth Packet Additions/Removals – **Changes:** Replaced Extended with Global, replaced ETH with GTH, replaced Registration with Membership, and Signature block
  - Global Trading Hours Sessions Trading Permit Holder Organization Notification of Identified Designated Give-Ups – **Changes:** Replaced Extended with Global, replaced RSD with Membership, replaced Help Desk with OSC and Signature block
  - Global Trading Hours (GTH) Executing Agent Subsidy Registration – **Changes:** Replaced Extended with Global, replaced ETH with GTH, Signature block, updated email address and removed the Membership Only section for initials

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity, and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

- Cboe Options Exchange Global Trading Hours (GTH) Login Request Form – new form
- Cboe Options Exchange Global Trading Hours (GTH) Clearing Trading Permit Holder Connectivity Guarantee for Login Access – new form
- Cboe Options Exchange Global Trading Hours (GTH) Market-Maker Letter of Guarantee – new form
- Cboe Options Exchange Global Trading Hours (GTH) Acronym/Login Activation/Termination – updated form
- Cboe Options Exchange Global Trading Hours (GTH) Trading Permit & Bandwidth Packet Additions/Removals – updated form
- Cboe Options Exchange Global Trading Hours Session Trading Permit Holder Organization Notification of Identified Designated Give-Ups – updated form
- Cboe Options Exchange Global Trading Hours (GTH) Executing Agent Subsidy Registration – updated form

Cboe Options Exchange
Global Trading Hours (GTH)
Login Request Form

______________________________ ______________

Trading Permit Holder (TPH) Name # of Logins Requested

Country from which the login(s) will be utilized: ______________________________

Name of organization utilizing the login(s): ______________________________

Login ID(s) Requested: ______________________________ OCC Clearing #: ___________

If applicable, attach to Primary Login ID: ___________

Protocol: ☐ CMi ☐ FIX Trading Function: ☐ Market Maker ☐ Broker ☐ Proprietary Trading

Add to Drop Copy ID: ☐ New ☐ Existing ___________

Contact Name: ______________________________

Contact Title: ______________________________

Contact Phone: ______________________________

Contact Email: ______________________________

Software Provider: ______________________________

Connectivity / Network Provider: ______________________________

Production Support / NOC Contact Number: ______________________________

Production Support / NOC Email: ______________________________

Please fill out the above information and email the completed form as an attachment to logins@cboe.com. Cboe Options Exchange personnel will contact you regarding your request.

Questions regarding connectivity may be directed to Operations at 312-786-7642 or osc@cboe.com. Questions regarding login ids may be directed to the Membership Services Department at 312-786-7449 or membershipservices@cboe.com.

Requests to cancel an existing login must be sent to logins@cboe.com.

Signature of Authorized Officer, Partner or Managing Member of TPH: ______________________________

Printed Name of Authorized Signature: ______________________________

Title of Authorized Signature: ______________________________ Date: ___________

Representative is authorized to act on behalf of the TPH: Specialist Initials: ___________ Date: ___________

Membership Management Review: Initials: ___________ Date: ___________

Cboe Options Exchange
Global Trading Hours (GTH)
Clearing Trading Permit Holder
Connectivity Guarantee for Login Access

____

Trading Permit Holder Name

In accordance with Cboe Options Exchange (Cboe Options) Rule 3.28, Clearing Trading Permit Holder advises Cboe Options that it guarantees and assumes financial responsibility for all transactions on Cboe Options during the Global Trading Hours session resulting from orders, bids, offers, and other messages that are transmitted through any login access to Cboe Options provided to the above-listed Trading Permit Holder. The Clearing Trading Permit Holder guarantees and assumes financial responsibility for such transactions on Cboe Options even if orders, bids, offers, or other messages transmitted to Cboe Options through the foregoing login access (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Trading Permit Holder's credit parameters.

____

Clearing Trading Permit Holder

____

OCC Clearing Number (s)

____

Signature of Authorized Officer, Partner or Managing Member of
Clearing Trading Permit Holder

____

Printed Name

____

Title

____

Date

Cboe Options Exchange
Global Trading Hours (GTH)
Market-Maker Letter of Guarantee

____ ______________________

Trading Permit Holder ("TPH") Organization Name GTH Acronym

In connection with the qualification of the above named TPH organization as a Market-Maker on the Exchange and pursuant to Cboe Options Rule 3.28, the undersigned Clearing Trading Permit Holder hereby guarantees and accepts financial responsibility for all transactions on the Exchange during the Global Trading Hours session made by, or resulting from any orders, bids, offers, and other messages from the above named TPH organization when acting as a Market-Maker on the Exchange.

____

Clearing Trading Permit Holder

____

OCC Clearing #

____

Signature of Authorized Officer, Partner or Managing Member of Clearing Trading Permit Holder

____

Printed Name

____

Title

____

Date

Cboe Options Exchange
Global Trading Hours (GTH)
Acronym / Login
Activation / Termination

ACTIVATION

As of ______________________, please make ______________________________
Date GTH Acronym /Login

effective for ____
TPH Organization Name

on a ☐ GTH Market Maker Permit ☐ GTH Electronic Access Permit

TERMINATION

As of close of business ____________________, please terminate ______________________________
Date GTH Acronym /Login

for ____
TPH Organization Name

JOINT ACCOUNT (if applicable)

☐ Add to joint account(s): ________/________/________/________/________

☐ Terminate from joint account(s): ________/________/________/________/________

______________________________ ______________________________

Printed Name of TPH Authorized Signature of TPH Title

______________________________ ______________________________

Signature of Authorized Officer, Partner or Managing Member Date

==

MEMBERSHIP SERVICES DEPARTMENT USE ONLY

______________________ ______________________________

GTH Trading Permit # Membership Services Department Signature & Date

Cboe Options Exchange
Global Trading Hours (GTH)
Trading Permit & Bandwidth Packet Additions/Removals

TRADING PERMIT HOLDER ORGANIZATION NAME	
NAME OF AUTHORIZED SIGNATURE	
TITLE OF AUTHORIZED SIGNATURE	
SIGNATURE OF AUTHORIZED OFFICER	
EFFECTIVE DATE	

	ADDING	REMOVING
MARKET-MAKER TRADING PERMITS		
SPX TIER APPOINTMENT		
VIX APPOINTMENT		
ELECTRONIC ACCESS PERMITS		
QUOTING & ORDER ENTRY BANDWIDTH PACKETS		
ORDER ENTRY BANDWIDTH PACKETS		

Please fill out the above information, indicating the action to be taken for the number of GTH trading permits and/or bandwidth packets listed. E-mail the completed form as an attachment to tradingpermits@cboe.com. Cboe Exchange personnel will contact you regarding your request.

Trading permits and bandwidth packets will auto renew for the following month unless the Trading Permit Holder requests to have them removed. Requests to **remove GTH trading permits** must be received by **4:00 pm on the second-to-last business day** of the prior month to cancel the GTH Trading Permit effective at or prior to the end of the applicable month. Requests to **remove bandwidth packets** must be made by the **last day of the month** to be effective for the following month.

MEMBERSHIP SERVICES DEPARTMENT USE ONLY

Representative is authorized to act on behalf of the TPH: Specialists Initials: _________ Date: _______________

_______________________________________ GTH Trading Permit Number/s

_______________________________________ Membership Services Department Signature & Date

Updated April 8, 2019

Cboe Options Exchange
Global Trading Hours Session
Trading Permit Holder Organization
Notification of Identified Designated Give-Ups

____

Name of Trading Permit Holder (TPH) Organization

In accordance with Cboe Exchange, Inc. (Cboe Options) Rule 6.21(b)(iii), TPH Organization notifies the Cboe of changes to Clearing TPH's identified as Designated Give-Ups for the TPH Organization.

______________________________ ______________________________

Printed Name of TPH Authorized Signature — Title

______________________________ ______________________________

Signature of Authorized Officer, Partner or Managing Member of TPH — Date

List of TPH Acronyms to be enabled for the Designated Give-Ups (attach additional sheet if necessary):

1. ________ 2. ________ 3. ________ 4. ________ 5. ________ 6. ________ 7. ________ 8. ________

Designated Give-Ups Identified by this Form (attach additional sheet if necessary):

1. Name: ______________________ OCC #: ________ ☐ Enable Give-Up ☐ Disable Give-Up

2. Name: ______________________ OCC #: ________ ☐ Enable Give-Up ☐ Disable Give-Up

3. Name: ______________________ OCC #: ________ ☐ Enable Give-Up ☐ Disable Give-Up

4. Name: ______________________ OCC #: ________ ☐ Enable Give-Up ☐ Disable Give-Up

5. Name: ______________________ OCC #: ________ ☐ Enable Give-Up ☐ Disable Give-Up

6. Name: ______________________ OCC #: ________ ☐ Enable Give-Up ☐ Disable Give-Up

7. Name: ______________________ OCC #: ________ ☐ Enable Give-Up ☐ Disable Give-Up

8. Name: ______________________ OCC #: ________ ☐ Enable Give-Up ☐ Disable Give-Up

9. Name: ______________________ OCC #: ________ ☐ Enable Give-Up ☐ Disable Give-Up

10. Name: ______________________ OCC #: ________ ☐ Enable Give-Up ☐ Disable Give-Up

- -

Representative is authorized to act on behalf of the TPH: Specialist Initials: ________ Date: ____________

Membership Management Review: Initials: ________ Date: ____________

OSC Staff who inputted changes: ____________ OSC Management Check: ______________

Updated April 8, 2019

Cboe Options Exchange
Global Trading Hours (GTH)
Executing Agent Subsidy Registration

____

Name of Trading Permit Holder ("TPH") Organization

To participate in the GTH Executing Agent Subsidy Program, a Trading Permit Holder (TPH) must be a designated GTH executing agent (see below for information regarding the designation process). The TPH must include on or with this form information demonstrating it maintains an GTH executing agent operation.

TPH confirms it is:

☐ Physically staffed throughout each entire GTH trading session (generally means the TPH has persons available during all hours of the GTH trading session to take orders from customers).

☐ Willing to accept and execute orders on behalf of customers, including customers for which the TPH does not hold accounts.

Printed Name of TPH Authorized Signature	Title
Signature of Authorized Officer, Partner or Managing Member of TPH	Date

Please fill out the above information and email the completed form as an attachment to membershipservices@cboe.com.

To become a designated GTH executing agent, the TPH must submit this form to the Exchange by **3:00 pm on the second to last business day** of a calendar month to be designated an GTH executing agent under the program, and thus eligible for the monthly subsidy (subject to satisfaction of the monthly GTH volume requirement as set forth in the Fees Schedule), beginning the following calendar month.

Subject to the Exchange's confirmation of the information provided on and with this form, this designation will become effective the first business day of the following calendar month and remain in effect until the Exchange receives an email from the TPH terminating its designation or the Exchange determines the TPH's GTH executing agent operation no longer satisfies the two conditions listed above.

Questions regarding this program may be directed to Richard Fuller at (312-786-7835) or fuller@cboe.com.